For:          B+H Ocean Carriers Ltd.

From:       Navinvest Marine Services (USA) Inc.
 The Sail Loft
 19 Burnside Street
 Bristol, RI 02809

FOR IMMEDIATE RELEASE

B+H OCEAN CARRIERS LTD. ANNOUNCES VESSEL ACQUISITIONS

NEW YORK, NEW YORK, July 3, 2006. . . . B+H Ocean Carriers Ltd. (AMEX: BHO) announced today that it had acquired a 1988-built, double-sided, 61,000 DWT Panamax product tanker to be renamed MT SACHEM. The purchase also reflects the continuation of a Time Charter which continues through February or March 2007. The Company noted that the purchase will have minimal effect on the operating results for the 2nd quarter.

The Company is engaged in the business of owning and operating Product Tankers and Combination Carriers. The Company intends to continue its vessel acquisition program to expand its presence in its two current sectors of the tanker market: combination carriers capable of transporting both wet and dry bulk cargoes, and refined petroleum product carriers; however, there can be no assurance that the Company will be able to purchase any of such vessels on favorable terms or at all. The Company currently owns a fleet of fifteen vessels comprised of six Medium Range Product Tankers, two Panamax Product Tankers, one 98,000 DWT Combination Carrier, and six Combination Carriers of 75,000 to 84,000 DWT which are coated for refined products. All but three of these vessels are currently fixed on Time Charters, which varied in original length of between one and five years.

We provide EBITDA (earnings before interest expense, taxes, depreciation and amortization) information as a guide to the operating performance of the Company. EBITDA, which is not a term recognized under generally accepted accounting principles, is calculated as net income plus interest expense, income taxes (benefit), depreciation and amortization, and book value losses on the sale of vessels. Included in the depreciation and amortization for the purpose of calculating EBITDA is depreciation of vessels, including capital improvements and amortization of mortgage fees. EBITDA, as calculated by the Company, may not be comparable to calculations of similarly titled items reported by other companies.

Safe Harbor Statement

Certain statements contained in this press release, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “intends,” and words of similar import, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company’s financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company’s Annual Report and filings with the Securities and Exchange Committee. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.

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For further information, including the Company’s Annual Report on Form 20F, access the Company’s website: www.bhocean.com

Company Contact:  John LeFrere
                917.225.2800